LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

Attorneys at Law

5335 WISCONSIN AVENUE, N.W., SUITE 780

Washington, D.C. 20015

TELEPHONE (202) 274-2000

Facsimile (202) 362-2902

www.luselaw.com

(202) 274-2037	lspaccasi@luselaw.com

July 26, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-3561

Attn:	Ms. Kathryn McHale

Re:	Hamilton Bancorp, Inc.
Registration Statement on Form S-1 (File No. 333-182151)

Dear Ms. McHale:

On behalf of Hamilton Bancorp, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended Form S-1”). Set forth below are the comments from the Staff’s comment letter dated July 12, 2012, as well as the Company’s responses to those comments. In addition to the revisions to the Company’s prospectus referred to in our responses below, the prospectus has been revised in response to comments received from the Office of the Comptroller of the Currency (“OCC”). The Amended Form S-1 has been blacklined to reflect changes from the original filing.

Form S-1

General

1.	Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Ms. Kathryn McHale

July 26, 2012

The Company has not provided, and has not authorized anyone to provide, any written materials in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. In addition, the Company is not aware of any research reports about the Company that have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933, as amended, by any broker or dealer that is participating in, or will participate in, the Company’s offering.

2.	Prior to the effectiveness of the registration statement, please provide the staff with a letter from FINRA indicating whether FINRA objects to the selling agent arrangements in this offering.

Prior to the effectiveness of the registration statement, the Company will provide the staff with a letter from FINRA indicating whether FINRA objects to the selling agent arrangements in the Company’s offering.

3.	Please include in your next amendment all graphics, maps and related captions as they will appear in the prospectus.

The prospectus included in the Amended Form S-1 contains all graphics, maps and related captions as they will appear in the prospectus used in the Company’s offering.

Prospectus Cover

4.	As you indicate on page 28, please revise to state that there is currently no established market for your common stock.

The Company has added text to the prospectus cover stating that there is currently no established market for its common stock.

Business Strategy, page 2

5.	Both in this section and in the Business Strategy section on page 35, please provide additional disclosure regarding your decision to “emphasize the origination of commercial business and commercial real estate loans” given the significant increase in delinquencies and non-performing loans you have recently experienced.

The Company has provided additional disclosure in the referenced sections regarding its decision to continue to emphasize the origination of commercial business and commercial real estate loans (“Commercial Loans”) despite the increase in its delinquent and non-performing Commercial Loans. Although the Bank experienced a significant increase in delinquent and non-performing Commercial Loans during fiscal 2012, the substantial majority of such loans are related to loan participations and loan purchases

Ms. Kathryn McHale

July 26, 2012

that the Bank entered into prior to 2010 and prior to hiring our experienced commercial lending staff and fully establishing the Bank’s own commercial lending program. Prior to establishing its own commercial lending capabilities, the Bank made the decision to diversify its loan portfolio and increase its weighted average yield on its loans through Commercial Loan participations and purchases.

As discussed in the second risk factor in the Company’s prospectus, during fiscal 2012, total loans 90 or more days past due increased $5.8 million, or 354%, from $1.6 million to $7.4 million, and commercial business and commercial real estate loans 90 or more days past due increased $4.1 million, or 478%, from 860,000 to $5.0 million. Commercial business loans 90 or more days past due increased $2.2 million from $165,000 to $2.4 million, and commercial real estate loans 90 or more days past due increased $1.9 million from $695,000 to $2.6 million. As discussed under “Business of Hamilton Bank—Lending Activities—Non-Performing Assets”, the $2.4 million of commercial business loans 90 or more days past due at March 31, 2012, included two non-performing loans totaling approximately $600,000 that were originated by the Bank in fiscal 2011, and three non-performing loans totaling approximately $1.8 million that were acquired from K Bank in fiscal 2009. Similarly, the $2.6 million of commercial real estate loans 90 or more days past due at March 31, 2012, included one non-performing loan totaling approximately $500,000 that was originated by the Bank in fiscal 2011, and one non-performing loan totaling approximately $2.1 million that is a 68% participation entered into in fiscal 2009 in which Hamilton Bank is not the lead lender. Accordingly, of the $5.0 million of Commercial Loans that are 90 or more days past due at March 31, 2012, approximately $3.9 million, or 78%, are loan participations or purchases entered into prior to the Bank fully establishing its own commercial lending capabilities.

Beginning in 2010, the Bank hired two experienced commercial lenders (one in 2010 and the second in 2011) and revised its underwriting policies and procedures relating to Commercial Loans. The Bank has also improved its ability to monitor its Commercial Loans through the acquisition of a software program created by Sageworks, Inc. and the addition of a new staff member dedicated to operating this software program. The Sageworks program is designed to ensure that all required information and documentation for the underwriting of loans is obtained at the time a loan is originated and that such information is updated as required by the Bank’s underwriting policies. The Sageworks program is also integrated with the Bank’s general ledger, which allows the Bank’s management to monitor loan information, including loan payment history and changes in loan status, on a real time basis. The Bank is confident that the enhancements it has made to its underwriting and monitoring of Commercial Loans will help the Bank avoid additional losses in its Commercial Loan portfolio in the future.

Ms. Kathryn McHale

July 26, 2012

6.	Given that your non-performing commercial loans increased 354% and non-performing commercial real estate loans increased 478% compared to 2011, please address what steps management has taken to avoid further losses. For example, we note your disclosure throughout the prospectus that you hired two individuals (one in 2010 and one in 2011) to implement your new strategy which appears to have coincided with these significant problems. Please disclose whether these individuals continue to be involved in executing this new strategy. In addition, please disclose why management is confident this strategy will benefit the company.

Please see the Company’s response to comment 5 above.

Risk Factors

General

7.	Please avoid making statements such as “we cannot assure you” that an event might or might not happen. The point of a particular risk factor is to discuss a material risk and explain to the reader the likelihood of the risk impacting an investment in your securities, not your ability to provide any assurance. For example, see the second risk factor on page 15 and the fourth risk factor on page 16.

The	Company has amended its risk factors to remove the referenced language.

If our allowance for loan losses is not sufficient to cover actual loan losses…, page 16

8.	Please revise this risk factor to discuss your specific experience in 2012; including what material additions to your allowance were made and how this affected your net income.

The Company has amended the referenced risk factor to discuss the Bank’s specific experience in fiscal 2012, including additions to the Bank’s allowance and the effect on its net income.

Risks associated with system failures, interruptions, or breaches of security…, page 18

9.	You indicate that you outsource the majority of your data processing, including the underwriting analysis of all your commercial and commercial real estate loans. Please advise the staff if you have had any significant losses of customer data, either by Hamilton or by any of its third party handlers. If there has been a breach or other loss of data, please provide the staff with your analysis as to how you determined the risk was not material enough to warrant disclosure. Please refer to Disclosure Topic No. 2.

Hamilton Bank has not experienced any significant losses of customer data, either by the Bank or by any of its third party vendors. The Bank contracted Trace Security to conduct a comprehensive information security review which included: internal and external network security, external penetration testing, physical site review, social engineering and policy review. In many areas the Bank earned a rating of Above Average with no area rated lower than Average.

Ms. Kathryn McHale

July 26, 2012

How We Intend to Use the Proceeds from the Offering, page 26

10.	If specifics are known about the new products and services to be offered, please expand the disclosures on these in the uses of proceeds.

The Bank expects that it will begin providing “mobile banking” services starting in December 2012. This service will allow the Bank’s customers to perform certain banking transactions through a mobile device such as a mobile phone or personal digital assistant (PDA). The introduction of this new product is not dependent upon the completion of the offering and is estimated to cost the Bank approximately $13,500. The Company does not believe that this is a material use of proceeds requiring disclosure in the prospectus.

Market for the Common Stock, page 28

11.	Please advise us of the status of your application for trading on the Nasdaq Capital Market.

The Company’s Listing Application was filed with The Nasdaq Stock Market LLC (“Nasdaq”) on June 25, 2012. On July 23, 2012, the Company responded to Nasdaq staff comments on the Listing Application. The Company satisfies all of the objective criteria for listing on the Nasdaq Capital Market, and management believes that Nasdaq will approve the Company’s Listing Application.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 37

Allowance for Loan Losses, page 38

12.	Please revise here and elsewhere, as appropriate, to discuss how you monitor credit quality of loans participations serviced by others. Separately quantify the amount of loan participations and the amount of purchased loans you have.

Additional disclosure regarding the Bank’s ability to monitor the credit quality of loan participations serviced by others has been added to the referenced section of the prospectus. The amount of the Bank’s loan participations and purchased loans is discussed in the prospectus in the last paragraph under the heading “Business of Hamilton Bank—Lending Activities—Loan Originations, Participations, Purchases and Sales.”

Ms. Kathryn McHale

July 26, 2012

Securities Valuation and Impairment, page 38

13.	Please revise here and elsewhere, as appropriate, to discuss the procedures followed by management to validate the reasonableness of the fair values of available for sale securities obtained from third parties.

The Bank obtains independent market values for its securities from an outside pricing service with which the Bank has contracted for such service. To validate the reasonableness of these values, the Bank compares the values to pricing provided by its safekeeping agents on a monthly basis. Any material differences are researched with the Bank’s investment securities brokers to determine the correct fair market value at the date in question.

Business of Hamilton Bank

Non-Performing Assets, page 60

14.	We note your disclosures regarding the $2.1 million non-performing commercial real estate loan which is a 50% participation in which you are not the lead lender. We also note a disclosure in which you state that the shopping center securing this credit was recently valued at approximately $1.7 million and that you had allocated $417,000 from your allowance for loan losses since the largest tenant has moved out of the center and the cash flows are not sufficient to make all monthly payments due on the loan. Given the facts and circumstances described above, and with a view towards providing additional granular and transparent information, please provide and revise your next amendment for the following:

•	Please confirm that the entire shopping center is valued at $1.7 million or whether this is your 50% interest in the entire value of the center (if it is valued at $3.4 million);

The non-performing commercial real estate loan referred to has a total outstanding balance of approximately $4.2 million, of which the Bank’s participation interest represents approximately $2.1 million. The disclosure in the Non-Performing Assets section of the prospectus has been revised to clarify the Bank’s interest in the loan and to address the other bullet points below.

•

Please describe management’s thought process in allocating $417,000 as of March 31, 2012, from the allowance for loan losses given the outstanding loan balance and recent value of the shopping center, also considering the fact that the largest tenant has moved out of the center and the lack of sufficient cash flows to service the loan;

Ms. Kathryn McHale

July 26, 2012

The shopping center securing the referenced loan was recently appraised at approximately $4.5 million on an “as is” basis. Based on this appraisal, adjusted for selling costs and other factors including the loss of the largest tenant, the Bank has valued its interest in the property at approximately $1.7 million. Based on the discounted value of the property, the Bank currently has allocated $417,000 from its allowance for loan losses for this loan. This loan is currently in the process of foreclosure.

•	Other pertinent details not already disclosed about other sources of collateral or guarantors (if any) and how this impacted your above analysis;

Please see the response to the preceding bullet point.

•

How frequently you receive timely information from the lead bank and how this impacts your ability to timely and accurately assess the need for possible additional allocations of your allowance for loan losses, partial charge-offs or other management actions, etc.

The Bank has been in continuing discussions with the lead lender regarding the status of the referenced loan and the property securing the loan. The loan is currently in the process of foreclosure.

If available, please provide an update as of June 30, 2012, including a discussion of any recent triggering events or other actions taken by management related to this credit.

This loan is currently in the process of foreclosure. Based on current information, the Bank does not anticipate that any additional charges will need to be taken with respect to this loan.

Executive Compensation, page 84

General

15.	Please provide information for three individuals or provide us with a detailed analysis of why you are not required to do so.

Under Item 402(m)(2) of Regulation S-K, the Company must provide compensation disclosure for its principal executive officer and its two most highly compensated executive officers other than the principal executive officer who were serving as executive officers at the end of the last completed fiscal year. The Company has three executive officers, Robert A. DeAlmeida, President and Chief Executive Officer, James F. Hershner, Executive Vice President, and John P. Marzullo, Vice President, Chief

Ms. Kathryn McHale

July 26, 2012

Financial Officer and Treasurer. However, Mr. Marzullo’s total compensation, as calculated under Instruction 1 to Item 402(m)(2), did not exceed $100,000, and so no compensation disclosure is required for Mr. Mazullo under Instruction 1. In addition, the Company did not have any individuals whose compensation would be required to be disclosed under Item 402(m)(2)(iii) of Regulation S-K.

Summary Compensation Table, page 84

16.	Please amend this section to reflect summary compensation for the past two years in accordance with Item 402(n) of Regulation S-K or advise the staff why you are not required to provide this information.

The Company respectfully notes that under Instruction 1 to Item 402(n) of Regulation S-K, information with respect to the fiscal year prior to the last completed fiscal year is not required if the smaller reporting company was not a reporting company pursuant to section 13(a) or 15(d) of the Exchange Act at any time during that year, except that the smaller reporting company is required to provide information for any such prior fiscal year if that information previously was required to be provided in response to an SEC filing requirement. The Company is not a reporting company pursuant to section 13(a) or 15(d) of the Exchange Act, and the Company’s compensation information prior to the last completed fiscal year has not previously been required to be filed in response to an SEC filing requirement.

The Conversion and Offering

Determination of Share Price and Number of Shares to be Issued, page 96

17.	We note in the Valuation Report that RP Financial made several downward adjustments to the Company’s pro forma market value. Please revise your disclosure to briefly discuss such adjustments.

The Company has added disclosure regarding the adjustments made by RP Financial under the heading “Conversion and Offering—Determination of Share Price and Number of Shares to be Issued.”

Financial Statements of Hamilton Bank

7. Loans, page F-15

18.	Please revise the tabular summary of the transactions in the allowance for loan losses by loan classification to conform to the example in ASC 310-10-55, including the disclosure of loans individually evaluated for impairment and loans collectively evaluated for impairment.

Ms. Kathryn McHale

July 26, 2012

The Company has revised Page F-16, Note 7 – Loans, to include disclosure of loans individually evaluated for impairment and loans collectively evaluated for impairment. The Company has also included disclosure of the allowance for loan losses balance for loans individually evaluated for impairment and loans collectively evaluated for impairment.

19.	Please revise the tabular presentation of past due loans, segregated by age and class of loans, to further disaggregate the loans 30-89 days past due category. Refer to ASC 31010-55-9.

The	Company has revised Page F-17, Note 7 – Loans, to segregate loans 30-59 days past due and loans 60-89 days past due.

20.	Please revise the disclosures of troubled debt restructurings to include the specific disclosures set forth in ASC 310-10-55-12.

The Company has revised Page F-20, Note 7 – Loans, to include disclosure of the number of contracts and the pre-modification recorded investment for loans that were subject to troubled debt restructurings.

14. Fair Value Measurements, page F-26

21.	We note that you consider the methods used to fair value assets measured at fair value on a nonrecurring basis as qualifying under level 2 of the fair value hierarchy. It appears that each of the methods rely on inputs that are unobservable and that they, therefore, fall under level 3 of the hierarchy. Please revise to provide an expanded discussion of how the methods used qualify under level 2 or reclassify these assets under level 3.

The Company has revised Page F-27, Note 14 – Fair Value Measurements, by disclosing impaired loans and foreclosed real estate as measured at fair value under Level 3 of the fair value hierarchy.

22.	Please revise to disclose if there were any transfers between levels in the periods presented; and, if so, consider the need for the related required disclosures.

The Company has revised Page F-27, Note 14 – Fair Value Measurements, to disclose that there were no transfers between levels in the period presented.

23.	Please revise to disclose why it is not practicable to estimate the fair value of outstanding loan commitments and unused lines of credit.

The Company has revised Page F-28, Note 14 – Fair Value Measurements, to disclose information regarding the fair value of loan commitments and unused lines of credit.

Ms. Kathryn McHale

July 26, 2012

Exhibits

General

24.	On page 18, you indicate that you rely on third party processors to handle the majority of your data processing. However, we note that none of the service agreements appear to have been filed as material contracts. Please provide the staff with your analysis as to why those contracts do not need to be filed as exhibits under Item 601(b)(10) of Regulation S-K.

We note that Item 601(b)(10)(ii) of Regulation S-K indicates that, subject to listed exceptions, none of which are applicable in this instance, “If the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance[.]”

The Company believes that the data processing contracts referenced ordinarily accompany the business of operating a financial institution. In fact, according to Automation in Banking (2011), in 2010, 307 banks, thrifts and credit unions purchased new core data processing systems, 80% of which involved outsourcing the account processing function to a third party. Accordingly, the Company believes that the referenced contracts are not required to be filed as exhibits as permitted by Item 601(b)(10)(ii) of Regulation S-K.

25.	We note that certain exhibits have not been filed in their entirety. For example, exhibits A and B have been omitted from Exhibits 10.8 and 10.9. These are only examples. Please ensure that all exhibits are filed in their entirety.

Exhibit B to Exhibits 10.8 and 10.9 to the Form S-1 has been included with Exhibits 10.8 and 10.9 to the Amended Form S-1. Please note that exhibit A to Exhibits 10.8 and 10.9 relates to an investment election form that allows for participants in the Hamilton Bank Agreement for Deferred Compensation Salaries and the Hamilton Bank Agreement for Deferred Compensation of Board Fees (collectively the “Deferred Plans”) to elect the manner in which their deferred compensation will be invested. This investment election form is not applicable since the participants’ investment elections are provided electronically to a third-party vendor that holds the assets of the Deferred Plans. Accordingly, there is no exhibit A to the Deferred Plans.

All other exhibits have been filed in their entirety.

Ms. Kathryn McHale

July 26, 2012

Exhibits 8.1 and 8.2

26.	Please file signed and dated opinions with the next amendment.

Signed and dated tax opinions have been filed as Exhibits 8.1 and 8.2 to the Amended Form S-1.

27.	Please revise the second paragraph of Exhibit 8.2 to indicate that Rowles & Company’s reliance upon the representations contained in the Certificate of Representations relates solely to factual matters.

The second paragraph of Exhibit 8.2 has been revised as requested.

The Division of Trading and Markets Has Asked Us to Convey the Following Comments:

28.	Please explain how the offering complies with Exchange Act Rule 10b-9.

The offering will be conducted in compliance with the requirements of Rule 10b-9. Payment for shares ordered in both the subscription and community offering as well as the syndicated community offering, if any, will be received and cleared before the completion of the conversion. No “sweep” structure will be used in the syndicated community offering. Completion of the conversion cannot occur until the Company has received and accepted funds aggregating the purchase price of at least the minimum number of shares required to be sold. The funds received as payment for orders in all phases of the offering will be promptly deposited in a segregated interest-bearing deposit account maintained at the Bank on behalf of the Company. Such deposit account will hold only funds received as payment for shares subscribed for in the offering. The funds held in such account will not be released until the closing of the conversion transaction. At that time, the funds reflecting payment for the shares issued in the offering will be released to the Company and any refunds due subscribers plus interest earned on the deposited funds will be promptly transmitted to the subscribers. We believe that the manner in which the funds will be held at the Bank on behalf of the Company satisfies Rule 10b-9. We note that these procedures are substantially consistent with the structure contemplated by the series of letters issued to Trident Securities, Inc. (“Trident”) in 1985 and 1986.

29.	Please explain how the offering complies with Exchange Act Rule 15c2-4.

The procedures that have been developed and used for more than 25 years with respect to the handling of funds submitted to purchase shares offered in a mutual-to-stock conversion are based on the position taken by the staff of the SEC in the no-action letters issued in 1985 and 1986 to Trident. In reviewing the discussion below of how the deposit account operates, it is important to remember that Rule 15c2-4 is applicable to offerings, other than firm commitment underwritings, in which broker-dealers participate

Ms. Kathryn McHale

July 26, 2012

if such broker-dealers accept any part of the sale price of the securities being distributed. It must be reiterated that at no point in this process does Stifel, Nicolaus & Company, Inc. (“Stifel”) accept any portion of the funds submitted as payment for shares being sold in the subscription and community offering, or for that matter in the syndicated community offering if any is conducted. Stifel processes orders submitted on behalf of the Company. Consequently, it is arguable whether Rule 15c2-4 is applicable to the offering.

However, assuming that Rule 15c2-4 does apply to the offering, we note the following. As part of the offering process, the Company will provide a detailed order form to persons with subscription rights and to potential purchasers in the community offering and/or syndicated community offering at the time they receive the prospectus. The order form provides that an order is irrevocable once submitted and cannot be cancelled, revoked or modified without the Company’s consent. The completed order form, including orders submitted in the syndicated community offering, is submitted to the Stock Information Center established in the conversion and must be accompanied either by payment made payable to “Hamilton Bancorp, Inc.” or by authorization of withdrawal from the subscriber’s deposit account(s) at the Bank, an affiliate of the Company. If the latter method of payment is used in whole or in part, the funds will remain in the depositor’s account until closing; however, the Bank will place a hold on such funds in the depositor’s account and they will not be available to the depositor to use until completion or termination of the offering. At closing, funds equal to the purchase price of the total number of shares purchased by the depositor are removed from the depositor’s account and credited to the Company and the hold on the account is released.

With respect to all funds submitted with order forms, such funds will be deposited in a deposit account (the “Stock Purchase Account”) to be established by the Company at the Bank, a federally chartered savings bank the deposits of which are federally insured by FDIC through the Deposit Insurance Fund. The Bank is an affiliate of the Company and upon completion of the conversion will be the wholly owned subsidiary of the Company. The Stock Purchase Account will be used solely to receive funds submitted with subscriptions to purchase shares in the offering of the Company’s common stock. At closing, the funds are withdrawn by the Company in exchange for the issuance of the shares of common stock purchased by the persons who subscribed for or ordered shares in the subscription and community offerings as well as the syndicated community offering, if one is conducted. To the extent that subscribers are due refunds, in whole or in part, as a result of their subscription being unfilled or partially filled in the offering (as, for example, in an oversubscription of shares), such funds are promptly returned to the subscriber upon closing of the transaction.

Ms. Kathryn McHale

July 26, 2012

Stifel has no authority over the Stock Purchase Account at any time. Records are maintained in order to determine each subscriber’s relative interest in such account. To comply with Rule 15c2-4, the Bank will only invest such funds in investments permissible under such Rule, usually fed funds or short-term securities issued or guaranteed by the U.S. Government, in order to be able to promptly or directly transmit the funds or return such funds to the person or entity entitled thereto when the appropriate event or contingency has occurred (i.e., the consummation or termination of the offering). In addition, as required by regulations of the OCC, interest at no less than that paid by the Bank on passbook accounts must be paid on the funds until either the date the funds are returned or the offering is consummated.

30.	Please tell us whether Stifel, Nicolaus & Company, Inc. is a registered broker-dealer. Please also advise us which minimum net capital provision of Rule 15c3-1(a)(2) Stifel is operating under.

Stifel is a registered broker-dealer whose capital is sufficient to act as a participant in the offering under the structure contemplated. Due to its net capital position, it has the ability to utilize the provisions of Rule 15c2-4(b)(1). Stifel calculates its capital under the alternative method which requires that its net capital shall not be less than the greater of $1.0 million or 2% of aggregate debt balances. As discussed above, the funds reflecting payments for shares subscribed for in the offering are received at the Stock Information Center established in connection with the conversion and are promptly deposited into the Stock Purchase Account at the Bank in accordance with Rule 15c2-4.

31.	Please tell us who will hold investor funds and where such funds will be held. Please also advise us the agreements pursuant to which such funds will be held and the material terms and conditions of such agreements.

As noted above, the funds (other than those authorized for withdrawal from subscriber deposit accounts at the Bank) are deposited into the Stock Purchase Account. Stifel has created software which is used to track all the orders received in the offering. Upon receipt of an order at the Stock Information Center, the order is reviewed for completeness and accuracy by representatives of Stifel. If the order form is complete with no obvious errors or misstatements evident, is signed and accompanied by full payment (for payments designated to be made by withdrawals from deposit accounts at the Bank, account balances are checked for sufficiency), the order will be entered into the software program and the personal check or money order will be deposited promptly (by noon of the business day after receipt or potentially noon on the following business day if qualification of the order requires additional time) into the Stock Purchase Account. If applicable, a hold will be established on the subscriber’s deposit account for the designated amount. The original order form and a copy of the check is maintained in the Stock Information Center until completion of the transaction and then retained by the Company.

Ms. Kathryn McHale

July 26, 2012

There are no formal agreements between the Bank and the Company with respect to the Stock Purchase Account. The conversion process whereby mutual institutions convert to stock form is a highly regulated process. The OCC, which is overseeing the conversion process as it relates to the Bank, requires converting companies to conduct their mutual-to-stock conversion pursuant to an extensive regulatory process which includes requirements for adoption by the converting institution of a detailed written plan of conversion (the “Plan”) establishing the manner and terms under which the conversion will be undertaken. At each major step in the conversion process, there is oversight by the OCC. The Plan is reviewed and approved by the OCC, as are the prospectus, the valuation report and the proxy materials. The OCC is kept apprised of the progress of the transaction and must issue its final approval of the valuation before completion of the conversion can occur. While the conversion regulations do not establish specific requirements governing exactly how funds submitted to purchase stock in the conversion are to be handled from receipt through closing or termination, they do require that the converting institution pay interest on funds submitted to purchase shares in the conversion offering at no less than the passbook rate of the converting institution. In addition, the Plan generally provides that the account into which the funds are deposited be established at the converting institution, which provision is reviewed and approved by the banking agency as part of its review of the Plan. It is clear that the governing tenant of such regulatory process is to protect the investors, many of whom will be depositors of the converting institution.

32.	Please provide step-by-step chronological detail of the closing mechanics of the offering, including without limitation with respect to how the sweep features work.

Set forth below is the expected chronology of the closing mechanics of the offering from final receipt of indications of interest through closing of the offering. The chronology assumes that a syndicated community offering will be conducted. All phases of the offering conducted by the Company (the subscription, community and syndicated community offering) will close simultaneously. Please be advised that the timeframes set forth are estimates and that the length of time to proceed to closing may be longer, especially with respect to the period after pricing in order to ensure that funds for shares purchased in the syndicated community offering are received and cleared prior to closing.

Date	Action

Prior to Day 1

(1)    Subscription and community offering ends.

(2)    The Company issues a press release announcing that a syndicated community offering will be conducted.

(3)    Roadshow/Marketing period – during this period, Stifel, as the lead manager, coordinates a typical marketing program of the shares of the Company’s securities being offered in the syndicated community offering.

(4)    Stifel informs customers of the date and time at which indications of interest must be received by Stifel. For purposes of this chronology, we have assumed customers are informed that “Day 1” is the deadline for submitting their indications of interest.

Ms. Kathryn McHale

July 26, 2012

Day 1	(1) Customers give indications of interest by the appointed time on Day 1. The process is akin to a firm commitment offering in which the underwriter creates the “book” of indications of interest.

Day 2

(1)    Stifel summarizes all indications of interest and reports the information to the Company’s independent appraisal firm, RP Financial, LC. (“RP Financial”) who has conducted the independent appraisal of estimated pro forma market value of the common stock being issued.

(2)    RP Financial prepares its final valuation report using the data provided by the Stifel relating to the indications of interest in the syndicated community offering and the results of the subscription and community offerings and submits it to the Office of the Comptroller of the Currency (the “OCC”).

Day 3

(1)    The OCC approves the final valuation, establishing the exact number of shares that will be sold in the conversion offering.

(2)    RP Financial advises the Stifel of regulatory approval of the appraisal and the number of shares that will be sold in the conversion offering. Stifel then prices the offering and the Company issues a press release announcing the pricing terms.

Day 4-6

(1)    Stifel then allocates the total number of shares to be sold in the syndicated community offering (equal to total number of shares to be issued less shares validly subscribed for in the subscription and community offering) to customer accounts. Stifel (or, if applicable, other broker/dealers participating in the syndicated community offering) confirms the final orders to buy with their customers. The customers submit their executed order forms to the Stock Information Center accompanied by money orders for the purchase price or wire the funds directly to the Bank to be deposited in the Stock Purchase Account.

Ms. Kathryn McHale

July 26, 2012

Day 7

(1)    The transaction closes; all parts of the conversion offering (subscription, community and syndicated community offering) close simultaneously. All the funds received for purchases in all phases of the offering are in the Stock Purchase Account prior to closing.

(2)    Funds submitted previously with respect to shares sold in the subscription and community offerings and the syndicated community offering are released to the Company and the transfer agent is instructed to issue shares to the investors who purchased shares of common stock in all phases of the offering.

Day 8	(1) The Company’s common stock commences trading.

33.	In your disclosure, you indicate that you may utilize “sweep” arrangements as part of a syndicated community offering. Please provide the staff with a detailed analysis of how you concluded that the operation of the sweep accounts is consistent with Stifel, Nicolaus & Company, Incorporated’s obligations under Rule 15c2-4 and with both Stifel and Hamilton Bancorp Inc.’s obligations under Rule 10b-9. If your operation of the sweep accounts is intended to fit within the no-action position announced in the Trident no action letters, please provide specific factual analysis as to how Stifel and Hamilton’s actions will be consistent with the procedures discussed in the letters. Finally, to the extent that you are not able to provide analysis that shows that the actions by the underwriter and issuer will be directly consistent with prior no action relief, provide revised disclosure to inform investors of the possibility that the offering will close without the issuer and underwriter being in possession of all funds necessary to meet the minimum offering amount.

Please be advised that Stifel will not use “sweep” arrangements in the syndicated community offering (to the extent one is conducted). Instead, orders will be submitted in substantially the same manner as utilized in the subscription and community offerings. Payments in the syndicated offering, however, must be made in immediately available funds. Personal checks will not be accepted. Funds in payment for shares ordered in the syndicated community offering will be sent directly by the subscribers to the Stock Information Center (if paid by money order) or funds will be wired by them to the Bank to be deposited in the Stock Purchase Account. All payments will be received before closing of the transaction. As a consequence, Stifel’s and the Company’s actions are believed to comply with all applicable requirements of Rules 10b-9 and 15c2-4.

* * * *

Ms. Kathryn McHale

July 26, 2012

We believe the foregoing is responsive to the Staff’s comments. Please acknowledge receipt of the enclosures by date-stamping and returning the enclosed copy of this letter. Please direct any comments or questions to the undersigned at (202) 274-2037.

Sincerely,

/s/ Lawrence M.F. Spaccasi

Lawrence M.F. Spaccasi

Enclosures

cc:	Robert A. DeAlmeida, President and CEO of Hamilton Bank
David Lin, SEC Staff Attorney (3 copies)
John P. Nolan, SEC Senior Assistant Chief Accountant
Paul Cline, SEC Staff Accountant
Steven D. Halpern, Rowles & Company, LLP (1 copy)